

August 17, 2011

<u>Via E-mail</u>
James H. Miller
Chairman, President and Chief Executive Officer
PPL Corporation
Two North Ninth Street
Allentown, Pennsylvania 18101-1179

   Re: **PPL Corporation, PPL Electric Utilities Corporation,**
      PPL Energy Supply LLC
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed February 28, 2011
      Form 10-Q for Fiscal Quarter Ended March 31, 2011
      Filed May 6, 2011
      File Nos. 1-11459, 1-00905 and 1-32944

      PPL Corporation
      Definitive Proxy Statement on Schedule 14A
      Filed April 6, 2011
      File No. 1-11459

Dear Mr. Miller:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ William H. Thompson

      William H. Thompson
      Accounting Branch Chief